Changes in Affiliates (New Affiliate)

9Digit Co., Ltd. is a new affiliate company of the POSCO Group. Samjung Packing and Aluminum Co., Ltd., an affiliate of POSCO, owns 86.49% percent of the total issued and outstanding shares of 9Digit Co., Ltd.

Company to be affiliated:

• Company Name: 9Digit Co., Ltd

• Total Assets (KRW): 9,065,436,874

• Total Shareholders’ Equity (KRW): 641,442,841

• Total Liabilities (KRW): 8,423,994,033

• Total Capital (KRW): 810,000,000

• Current total number of affiliated companies: 132